

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2014

Via E-mail
Daniel K. Borgen
Chief Executive Officer and President
USD Partners LP
811 Main Street, Suite 2800
Houston, TX 77002

> **Re:** **USD Partners LP**
> **Draft Registration Statement on Form S-1**
> **Amendment No. 1**
> **Submitted June 17, 2014**
> **CIK No. 0001610682**

Dear Mr. Borgen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that certain information that will be known prior to the time of the offering is missing from your document, including the specific terms of the agreements with customers at the Hardisty Terminal, information about the San Antonio and West Colton terminal services agreements, and information about the Omnibus Agreement. In addition, the current draft does not include the material terms of the three credit facilities the company will enter into prior to the offering. Please tell us when you expect to include this information in your preliminary prospectus. Please also confirm your understanding that we may have further comments on this and any other information that you include as part of the registration statement prior to the consummation of the offering.

2. In this regard, we note there are a lot of blanks in the filing. Please fill in all information, other than the types of agreements mentioned in the above comment, or that is not pricing information pursuant to Rule 430A, in your next submission.

3. If the preliminary prospectus will include pictures or graphics, please provide us with mock-ups of the affected pages, as well as any captions you plan to use, prior to printing. We may have comments after reviewing the materials.

4. Certain of the charts in the prospectus, including those on pages 103, 104, 105 and 106, are difficult to see and read. Please revise accordingly.

5. We note that you have relied on reports and publications from third-party sources, including the Canadian Association of Petroleum Producers, US Energy Information Administration, and the Association of American Railroads, for data. Please provide us with the relevant portions of the materials you cite. If any of these reports or publications were commissioned by you for use in connection with the registration statement, please provide consents of these third parties. See Rule 436(a) of Regulation C.

6. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

7. Please confirm that you have provided all disclosure that may be required by Securities Act Industry Guide 5 or is otherwise appropriate for an offering of limited partnership units. Note that Securities Act Release 33-6900 states that the requirements of Guide 5 "should be considered, as appropriate, in the preparation of all other limited partnership offerings." Refer to Sections II.A and II.B.2 of the release for guidance and revise as appropriate.

Prospectus Cover Page

8. Please add to the list of bulleted risks, the risk that the general partner may exercise a call right under certain circumstances.

Prospectus Summary, page 1

Overview, page 1

9. In one of the opening paragraphs, please include your revenues and net income or loss for the most recent fiscal year and interim stub.

10. Please refer to the second paragraph. We note that you discuss what you generate in terms of your Adjusted EBITDA and distributable cash flow. Please advise as to why the discussion is presented in that way or add some additional language for context. We may have further comment on reviewing your response.

11. We note your disclosure that USD has several major growth projects underway, including multiple expansion projects at the Hardisty terminal and other strategic locations. When discussing the Hardisty Phase II and Phase III Expansions projects, or other USD growth projects, please balance the disclosure to indicate that your Sponsor currently owns the right to construct and develop that project and that you will have the right of first offer, as appropriate throughout. In short, please clarify if it will be an initial asset of yours or if you will have the right to acquire it, throughout, as applicable. Please also balance the disclosure by indicating if financing may be needed in the future for any projects that you may have the right of first offer for, if known.

12. In light of the cyclical nature of the market for the energy products that you transport, balance your disclosure by stating that there is no guarantee that you will be able to expand your business in the ways that you propose.

Our Competitive Strengths, page 4

13. Please revise to state that you believe that USD intends for you to be its primary growth vehicle in North America.

14. Please either briefly discuss what is meant by the "hydrocarbon-by-rail" concept when it is first used or include a definition of it in your glossary.

Railcar Fleet, page 8

15. We note your disclosure that you manage a railcar fleet consisting of 3,910 railcars as of June 1, 2014. Revise the disclosure to include information about the ownership of the cars you manage. If you do not own the cars, explain the contractual arrangement pursuant to which you manage the cars. For example, if you lease cars for the purpose of transporting commodities, disclose that relationship. If you also manage cars for others rather than using those cars in your logistics business, state that in the disclosure. File any material contracts pertaining to the management, ownership or leasing of the cars, or explain why you believe these agreements were entered into in the ordinary course of your business, in your response.

16. We note that your railcar fleet is described as modern. Please provide the average age of your fleet so that investors can assess what you consider modern.

Formation Transactions, page 12

17. We note from the disclosure on page 12 that prior to the closing of the offering, USD will convey to you its ownership interests in each of its subsidiaries that own or operate the Hardisty, San Antonio and West Colton rail terminals and your railcar business in exchange for common units and subordinated units representing a limited partnership interest and all of your incentive distribution rights, and a 2% general partnership interest. Please revise your disclosures on page 12, in MD&A and elsewhere in the filing, where appropriate, to disclose how you will calculate or determine exchange ratio of ownership interest in the subsidiaries for units in USD Partners LP.

18. We also note from your disclosure in the Use of Proceeds section on page 54 that you will use the proceeds of the offering to make a cash distribution to USD Group LLC. In this regard, please include a pro forma balance sheet alongside your most recent historical balance sheet to reflect the accrual of this distribution (but not the offering proceeds). Refer to SAB Topic 1.B.3. We also believe that pro forma per share data should be presented (for the latest year and interim period only) giving effect to the number of units whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year's earnings).

The Offering, page 15

19. We note your disclosure that the Hardisty Terminal is expected to commence operations on June 30, 2014. Now that the opening date has passed, please update your disclosure to explain the operation of the terminal.

Cash distributions, page 15

20. Here or in the appropriate section, clarify whether there are any limitations on the amount of cash reserves that management may establish.

Limited call right, page 19

21. Provide tell us the basis for the statement in the last sentence of this paragraph that your general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased upon the exercise of this limited call right.

Risk Factors, page 22

Our Business could be adversely affected…if more significant regulations are adopted…page 23

22. Add disclosure to this risk factor and to the related business section disclosure on page 121 explaining how the company intends to respond to the enhanced regulations and any risks related to being able to comply. Include information about whether or not any of the company's rolling stock comprises older legacy DOT-111 or CTC-111 railcars, and explain the cost to the company of complying with the new regulations, as well as the source of funds for such compliance.

We serve customers…producing and transporting crude oil and other liquid hydrocarbons…page 26

23. Since the company will be transporting very specific types of petroleum and alternative energy products, expand this risk factor to disclose in more specific detail the risks to the business that derive from the nature of the products you transport. Some of these risks may include:
    - Risks associated with the fluctuations in the price of crude oil, and the impact those fluctuations may have on the price of shale oil and ethanol, as well as the impact that crude oil price fluctuations may have on the spot price for pipeline and railcar transport;
    - Risks associated with the production of ethanol, including the availability of grasses or corn for ethanol use; and
    - Risks associated with increases or decreases in the demand for or supply of petroleum, such as political instability, war, or other force majeur events in oil producing states, or economic contraction affecting major oil consumers.

The credit and risk profile of our general partner could adversely affect our credit ratings…page 33

24. Provide context in this risk factor by disclosing the credit rating of your general partner.

Use of Proceeds, page 54

25. Please disclose the types of assets you expect to acquire from USD with the proceeds, if known. Include the amount and source of any additional funds needed. In the alternative, please clarify that you have no current plans to purchase assets or advise.

Capitalization, page 55

26. We note you refer to "Summary – Formation Transactions" in the introductory paragraph to describe the items reflected in your Capitalization table; however, in

order to provide an investor with a clear understanding of the items you have included in connection with the Formation transactions on a pro forma as adjusted basis, please include a description for each of the specific item(s) for which you are giving effect. Also, we suggest presenting (1) the Formation Transactions and (2) the receipt and application of proceeds from the offering under separate columnar headings (e.g. as adjusted, as further adjusted) to allow an investor to easily discern the impact of the offering relative to other transactions for which you are also giving effect.

Cash Distribution Policy and Restrictions on Distributions, page 58

Limitations on Cash Distributions and our Ability to Change our Cash Distribution Policy, page 58

27. Revise the third bullet point of this section and the related disclosure on page 145 to include the number of public common unit holders needed to amend the provisions of the partnership agreement relating to cash distributions.

Pro Forma Distributable Cash Flow, page 63

28. We note on page 63 you disclose unaudited pro forma distributable cash flow for the year ended December 31, 2013 and for the twelve months ended March 31, 2014. You also disclose on page 61 that these amounts were derived from your unaudited pro forma financial data included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions. We note the pro forma financial statements included in this filing are presented for the year ended December 31, 2013 and the three months ended March 31, 2014. In this regard, please revise this section to disclose how the pro forma amounts presented for the twelve months ended March 31, 2014 were calculated or determined.

Estimated Distributable Cash Flow for the Twelve Months Ended September 30, 2015, page 65

29. We note your forecast of estimated distributable cash flow for the twelve months ended September 30, 2015. In light of the fact that the most recent historical financial statements included in the filing are for the three months ended March 31, 2014, please tell us why you believe it is appropriate to present a forecast for a period more than one year from the most recent historical financial statements.

30. Please revise to include a presentation of historical information for the most recent twelve month period in parallel columns to the forecasted information.

31. We note throughout your discussion of the assumptions and estimates used in determining your minimum estimated distributable cash flow beginning on page 67, you refer to twelve month period ended on March 31, 2014 as a basis for comparison to the twelve months ended September 31, 2015. In light of the fact that historical information for twelve month ended March 31, 2014 is not included in your filing, please describe how such figures were derived.

Revenues, page 67

32. We note your disclosure that you estimate that you will generate revenue of $__ million for the twelve months ending September 30, 2015 as compared to pro forma revenue of $23.7 million for the twelve months ended March 31, 2014. In light of the fact that the pro forma financial statements included in this registration statement on pages F-2 to F-7 do not include the period for the twelve months ended March 31, 2014, please describe the basis for determining this amount, and include your calculation.

33. We note your disclosure that for the twelve months ended September 30, 2015, you expect to generate revenue of approximately $__ million from your Hardisty rail terminal. In light of the fact that you expect to commence operations of the Hardisty Rail terminal on June 30, 2014, please explain to us and revise to disclose how you calculated or determined the projected revenue. Your revised disclosure should describe the support used in determining your projections such as signed customer contracts or other finalized agreements.

Operating Costs, page 68
Terminalling Services, page 68

34. We note your disclosure that operating costs associated with your Terminalling services business are comprised of labor expenses, rail service subcontracting costs, rent and utility costs and insurance premiums. Please revise to disclose the specific assumptions used to develop your forecast for each significant operating cost, including the level of support obtained to determine the forecasted amount on a reasonable basis.

Depreciation Expense, page 69

35. Please revise to disclose the cost basis and useful lives of your assets that were used to calculate or determine the amount of your forecasted depreciation expense for the twelve months ended September 30, 2015.

Financing, page 69

36. We note your disclosure that your estimate of interest expense for the twelve months ended September 30, 2015 is based on certain disclosed assumptions.

Please revise to disclose the interest rate used to calculate the forecasted interest expense.

Capital Expenditures, page 69

37. We note your disclosure with respect to routine maintenance expenses. Please disclose the basis for determining the forecasted amount for the twelve months ending September 30, 2015. Your revised disclosure should describe significant assumptions made by management and the level of support obtained to determine the forecasted amount on a reasonable basis.

Selected Financial Data and Pro Forma Information, page 84

38. Please revise to disclose pro forma net income (loss) per limited partner unit and the common and subordinated units used in that calculation. Also, please disclose the pro forma balance sheet information.

39. We note from your disclosure on page 86 that the GAAP measures most directly comparable to Adjusted EBITDA are both net income attributable to you and your Predecessor and cash flow from operating activities. You appear to indicate that Adjusted EBITDA is used as both a measure of assessing financial performance and liquidity based upon your current disclosures. We believe you should clarify your disclosure as to whether the non-GAAP measure is primarily used as either a performance measure or a liquidity measure. If the measure is used equally as an operating performance and liquidity measure, please revise to provide separate discussions of the measure used as a performance measure and liquidity measure, providing the disclosures required by Item 10(e)(1)(i)(c) and (d) for each. Please be advised if you determine that the non-GAAP measure is primarily used as a liquidity measure, the three major categories of the statements of cash flows should also be presented. Refer to Question 102.06 of the Division of Corporation Finance's Compliance and Disclosure Interpretations located on the SEC website.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 88

40. Disclose the names of the high-quality counterparties with whom you have entered into terminal services agreements or advise. If material, file the agreements.

Results of Operations, page 94

41. Please revise to discuss your results of operations for each of the reportable operating segments disclosed in Note 8. In this regard, we believe that in addition to discussing the revenues and operating costs of each segment, it would be beneficial to investors to disclose and discuss the reasons for the change in any

segment profit measure, such as Adjusted EBITDA, which is disclosed as the measure used by the CODM to evaluate segment performance in Note 8.

42. Please revise your results of operations discussion to discuss any changes in interest expense, other non-operating expense, and provision or benefit for income taxes between the periods. Also, please revise to discuss the impact of discontinued operations, including the gain on sale of discontinued operations, as those amounts had a material effect on results of operations for the years ended December 31, 2013 and 2012 and for the three months ended March 31, 2014 and 2013.

Liquidity and Capital Resources, page 96

43. We note your disclosure of the nature and terms of the new credit agreement that you expect to enter into in connection with this offering. Please revise to also disclose the nature and material terms of the credit agreements existing at December 31, 2013 and March 31, 2014. Your disclosure should also indicate whether you were in compliance with any applicable covenants as of December 31, 2013.

44. Please revise your Liquidity and Capital Resources section of MD&A to describe how management expects the absence of cash flows, or absence of cash flows from discontinued operations to impact your future liquidity and capital resources. Please also discuss any significant past, present, or upcoming cash uses as a result of discontinuing the operations of these five subsidiaries. In this regard, we note that although the subsidiaries were sold in December 2012, there continue to be cash flows related to the discontinued operations in 2013 and the three months ended March 31, 2014.

45. We note from your balance sheet that you had a working capital deficit as of December 31, 2013 and March 31, 2014. Please revise your liquidity section of MD&A to indicate the course of action that you have taken or propose to take to remedy the deficiency. See guidance in Item 303(A)(1) of Regulation S-K.

Credit Agreement, page 99

46. We note your disclosure on page 99 references financial ratios you will be required to maintain, each tested on a quarterly basis for the immediately preceding four quarter period then ended (or such shorter period as shall apply, on an annualized basis); however, we were unable to find disclosure of such financial ratios. In this regard, please revise to explicitly state the financial ratios that are required to be maintained in connection with your credit agreement.

47. The financial ratios that you refer to in the fifth paragraph of this section appear to have been omitted. Please revise, when the financial ratios are known.

Contractual Cash Obligations and Other Commitments, page 101

48. We note your presentation of a table of contractual obligations as of December 31, 2013. Please revise to include the Credit Facility obligation of $30 million reflected as non-current liabilities on your balance sheet as of December 31, 2013. Also, in light of the expected $300 million credit agreement that will be entered into upon completion of this transaction, we believe that it would be useful to investors if you also included a pro forma table of contractual obligations which reflects the debt obligation of the new entity, USD Partners LP, subsequent to the formation and offering transactions. Please revise accordingly.

Business, page 108

Our Competitive Strengths, page 109

49. Clarify what you mean by longstanding relationships that USD has with railroads. If these are contractual relationships, explain the nature of the agreements. If they are less formal relationships, explain what they involve. Balance the disclosure by quantifying the "volume of business" that USD does with the railroads.

Commercial Agreements, page 113

50. We note your disclosure concerning the operative agreements at each of your terminals, the Master Fleet Services Agreement, and the Gibson Facilities Connection Agreement. Please file the contracts with your amendment, or tell us why you believe they are not material. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Title to Real Property Assets, page 121

51. File the relevant agreements related to the company's ownership of the material real estate assets that will be conveyed at closing. See Item 601(b)(10)(ii)(C) of Regulation S-K.

Security Ownership, page 130

52. Please provide the natural person or persons who have dispositive and voting power over the units listed for USD Group LLC.

Material Federal Income Tax Consequences, page 160

53. We note you are going to file an exhibit 8.1 opinion related to tax matters. If you intend to use a short form opinion, and the prospectus discussion will serve as the opinion, as appears to be the case, please revise to remove the reference to this section being a "summary." We may also have further comment when we see the submitted opinion.

Non-United States Tax Consequences, page 178

54. You appear to have concluded that no tax opinion is required for Canadian and Luxembourg tax disclosure in this section. Please provide us with the basis for that conclusion. See Item 601(b)(8) of Regulation S-K.

Unaudited Pro Forma Combined Financial Statements

Introduction, page F-2

55. We note your disclosure that the proforma adjustments include the application of the net proceeds of this offering as described in "Use of Proceeds." Please revise to clearly disclose the nature and amount of each of the transactions that will result from the use of proceeds.

56. We note your disclosure on page 129 that in connection with this offering, you expect that your general partner will make grants of phantom units to certain of your executive officers and other key employees. These awards will be in amounts and subject to such terms and conditions, including vesting restrictions, which have not yet been determined. Please explain to us how you intend to account for these phantom unit grants. To the extent that the amount and terms are finalized prior to the effectiveness of this registration statement, we believe that the pro forma balance financial statements should be revised to reflect the grant of these units, including any compensation expense that will be recognized at the time of the offering.

57. We note your disclosure on page 134 that you have entered into a terminal services agreement with USD Marketing LLC, a wholly-owned subsidiary of USD, to provide terminalling services at your Hardisty rail terminal and the aggregate payment under this agreement will be approximately $40.0 million Canadian dollars over the agreement's five-year term. Please revise your pro forma financial statements to reflect the expense related to this agreement.

Note 3. Unaudited Pro Forma Combined Statements of Operations Adjustments, page F-6

58. We note your disclosure in footnote (j) that the adjustment represents $2.9 million and $.7 million of interest expense and amortization of deferred financing costs relating to the $100 million term loan borrowings under your new senior secured credit facility. Please revise to separately disclose the adjustment related to the interest expense component and that related to the amortization of deferred financing costs. Also, please disclose how you calculated or determined each adjustment, including the interest rate(s) used in the calculation.

59. We note your disclosure in footnote (k) that this adjustment reflects the increase of $.8 million and $.2 million of commitment fees relating to the $200 million

revolving credit facility for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively. Please revise to disclose how these amounts were calculated or determined.

Unaudited Interim Financial Statements for the Three Months Ended March 31, 2014

General

60. Please comply with our comments on the audited financial statements for the year ended December 31, 2013 to the extent they are applicable the interim financial statements for the quarter ended March 31, 2014.

Condensed Combined Statements of Operations and Comprehensive Income (Loss), page F-9

61. We note from the statements of operations that in the three months ended March 31, 2014, you recognized "other expense." Please tell us the nature of this amount.

Audited Financial Statements for Year Ended December 31, 2013

62. We note that you have included the audited financial statements of your predecessor, USD Partners LP Predecessor for the years ended December 31, 2013 and 2012 and the unaudited interim financial statements of the predecessor for the three months ended March 31, 2014. In light of the fact that it appears the registrant, USD Partners LP was organized on June 5, 2014, please include audited financial statements of the registrant.

Note 3. Summary of Significant Accounting Policies, page F-26
Revenue Recognition, page F-28

63. We note from your disclosure in Note 3 and in the Critical Accounting Estimates section of MD&A that you record revenues from both fleet services and reimbursable costs on a gross basis. For each revenue stream, please explain to us why you believe gross, rather than net, presentation is appropriate and provide us with your analysis which supports your accounting treatment. Please refer to the indicators in ASC 605-45-45 in your response.

64. We note your disclosure that you record revenue from fleet services ratably over the contract period. Please explain to us the nature of the revenue characterized as "Fleet services" on the face of the statements of income. In this regard, we note your disclosure on page 8 that you typically charge your customers monthly fees per railcar that include a component for railcar use (if applicable) and a component for fleet services. If a portion of the fleet services revenue relates to leasing railcars and a portion relates to other services performed on railcars , we believe that the leasing revenue should be separately presented on the statements

of income in accordance with Rule 5-03(b)(1) of Regulation S-X. Similarly, expenses recognized on leasing income should be separately presented on the statements of income. Please advise or revise accordingly.

Note 6. Transactions with Related Parties, page F-31

65. We note from your disclosure in Note 6 that your loan from USDG does not incur interest charges. Please revise to disclose an analysis of intercompany accounts as well as average balances for each period presented.

Note 7. Commitments and Contingencies, page F-32

66. We note from your disclosure that you incurred fleet service expenses of $13.6 million and $16 million in 2013 and 2012, respectively. We also note from your disclosure on page 8 that you manage a railcar fleet consisting of 3,910 railcars as of June 1, 2014, of which 1,125 railcars are in production or on order and 814 are leased directly by you. As it appears that the leased railcars are leased to customers by you, please revise your notes to the financial statements to include the disclosures required lessors pursuant to ASC 840.

Note 11. Discontinued Operations, page F-36

67. We note your disclosure that on December 12, 2012, USDG sold all of its membership interests in five of its subsidiaries included in the Predecessor's Terminalling services segment to the Acquirer.   We also note that Note 2 discloses that these combined financial statements have been prepared on a "carve-out" basis and are derived from the consolidated financial statements and accounting records of USDG including the following subsidiaries of the Parent: SART, USDR, USDRC, USDTC, WCRT, USDT SARL, and USDR SARL. In light of the fact that these appear to be "carve-out" financial statements of specific subsidiaries, please tell us why you believe it is appropriate to include the five subsidiaries (i.e. BCT, EFCT, NCT, SJRT, VHCT and USDS) that were sold in 2012 in the "carve-out" of financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at 202-551-3301 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor